SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2021

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Notice of the Annual General Meeting, dated March 26, 2021
2.1	Buy-back Mandate, Re-election of Directors, Proposed Change of Auditors, Proposed Amendment to Articles of Association and Notice of the Annual General Meeting, dated March 26, 2021

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•

the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the impact of the outbreak of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	March 26, 2021	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NOTICE OF THE ANNUAL GENERAL MEETING

IMPORTANT NOTICE

In light of COVID-19 and to safeguard shareholders’ health and safety, the Company encourages shareholders to consider appointing the chairman of the annual general meeting as his/her proxy to vote on the resolutions, instead of attending the annual general meeting in person. The directors of the Company may attend the annual general meeting remotely through video or telephone conference facilities.

LIMITING ATTENDANCE AND PRIOR ONLINE REGISTRATION

Limiting attendance of the annual general meeting in person: To comply with the Prevention and Control of Disease (Prohibition on Group Gathering) Regulation (Chapter 599G of the Laws of Hong Kong) made by the Chief Executive in Council of Hong Kong on 29 March 2020 and amended from time to time, the Company will limit attendance of the annual general meeting in person to 100 shareholders, with not more than 20 persons (or such other maximum number of persons as legally permissible on the date of the annual general meeting) to be accommodated in each meeting room or partitioned area.

Prior online registration: Both registered shareholders (i.e. persons or companies holding shares of the Company in their own names which are entered in the Company’s register of members) (the “Registered Shareholders”) and non-registered shareholders (i.e. whose shares are held through banks, brokers, custodians, nominees or HKSCC Nominees Limited (together, the “Intermediaries”)) (the “Non-registered Shareholders”) who wish to attend the annual general meeting in person are requested to register their interest to attend and provide the following details by email at agm2021@chinamobilehk.com during the period from Tuesday, 20 April 2021, 9:00 a.m. to Thursday, 22 April 2021, 6:00 p.m.:

(1)full name in English;

(2) registered address in English, or his/her 10-digit shareholder reference number starting with the letter “C” printed under the barcode on the top right corner of the notification letter to shareholders sent on Friday, 26 March 2021; and

(3)telephone number (optional) for ease of contact.

In addition, the Non-registered Shareholders should contact and instruct their Intermediaries in advance to appoint the Non-registered Shareholders as the Intermediaries’ proxy or corporate representative to attend and vote at the annual general meeting in person in case the Non-registered Shareholders are allocated the right of admission to the venue.

Basis of allocation: If registrations are received by the Company from more than 100 Registered Shareholders and Non-registered Shareholders, balloting will be conducted.

Notification: The Registered Shareholders and Non-registered Shareholders who have been allocated the right of admission to the annual general meeting venue in person will be notified individually by email during the period from Monday, 26 April 2021 to Wednesday, 28 April 2021, and such shareholders must bring the confirmation email when attending the annual general meeting. No notification will be sent to those persons who are not successful in the balloting.

OTHER PRECAUTIONS TO BE TAKEN AT THE ANNUAL GENERAL MEETING

In accordance with the Joint Statement in relation to General Meetings in light of the Prevention and Control of Disease (Prohibition on Group Gathering) Regulation issued by the Securities and Futures Commission of Hong Kong and the Stock Exchange on 1 April 2020, the Company will take all practicable precautions to ensure the health and safety of shareholders attending the annual general meeting, including but not limited to mandatory screening of body temperatures, submission of health declaration forms, requiring attendees to bring and wear their own surgical masks, physical distancing, no food or beverage service and no handing out of gifts. The Company will refuse entry to persons whose body temperature is 37.5ºC or higher, with flu-like symptoms or under quarantine.

The Company will continue to monitor COVID-19 and may alter the annual general meeting arrangements at short notice. Shareholders are advised to check any future announcement(s) which the Company may publish on the websites of the Stock Exchange and the Company.

Notice is hereby given that the Annual General Meeting of China Mobile Limited (the “Company”) will be held in the Grand Ballroom, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 29 April 2021 at 9:30 a.m. for the following purposes:

1.	To receive and consider the audited financial statements and the Reports of the Directors and Auditors of the Company and its subsidiaries for the year ended 31 December 2020.

2.	To declare a final dividend for the year ended 31 December 2020.

3.	To re-elect executive directors.

4.	To re-elect an independent non-executive director.

5.

To appoint KPMG and KPMG Huazhen LLP as the auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorize the board of directors of the Company (the “Board”) to fix their remuneration.

And to consider and, if thought fit, to pass the following as ordinary resolutions:

ORDINARY RESOLUTIONS

6.	“THAT:
(a)

subject to paragraph (b) below, the exercise by the Board during the Relevant Period (as defined below) of all the powers of the Company to buy back shares in the capital of the Company including any form of depositary receipt representing the right to receive such shares (“Shares”) be and is hereby generally and unconditionally approved;

(b)

the aggregate number of Shares which may be bought back on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange on which securities of the Company may be listed and which is recognized for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10 per cent. of the number of issued shares of the Company at the date of passing this resolution, and the said approval shall be limited accordingly;

	(c)	for the purpose of this resolution “Relevant Period” means the period from the passing of this resolution until whichever is the earlier of:
		(1)	the conclusion of the next annual general meeting of the Company; or
		(2)	the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or
		(3)	the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meeting.”
7.

“THAT a general mandate be and is hereby unconditionally given to the Board to exercise full powers of the Company to allot, issue and deal with additional shares in the Company (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the articles of association of the Company, the aggregate number of the shares allotted shall not exceed the aggregate of:

	(a)	20 per cent. of the number of issued shares of the Company at the date of passing this resolution, plus
(b)

(if the Board is so authorized by a separate ordinary resolution of the shareholders of the Company) the number of Shares bought back by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the number of issued shares of the Company at the date of passing this resolution).

Such mandate shall expire at the earlier of:
	(1)	the conclusion of the next annual general meeting of the Company; or
	(2)	the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or
	(3)	the date of any revocation or variation of the mandate given under this resolution by ordinary resolution of the shareholders of the Company at a general meeting.”
8.

“THAT the Board be and is hereby authorized to exercise the powers of the Company referred to in the resolution set out in item 7 in the notice of the annual general meeting in respect of the shares of the Company referred to in paragraph (b) of such resolution.”

And as special business, to consider and, if thought fit, to pass the following as a special resolution:

SPECIAL RESOLUTION

9.

“THAT the adoption of the new articles of association of the Company in substitution for and to the exclusion to the existing articles of association of the Company in the manner set out in the section headed “4. Proposed Amendment to Articles of Association” in the circular of the Company dated 26 March 2021 (the “Circular”) be and is hereby approved.”

By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary

26 March 2021

Notes:

1.

Any member entitled to attend and vote at the annual general meeting is entitled to appoint one or, if he is the holder of two or more shares, more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2.

In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s registered office at 60/F, The Center, 99 Queen’s Road Central, Hong Kong not less than 24 hours before the time for holding the annual general meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3.

The Board has recommended a final dividend of HK$1.76 per share for the year ended 31 December 2020 and, if such dividend is declared by the members passing resolution number 2, it is expected to be paid on or about Thursday, 20 May 2021 to those shareholders whose names appear on the Company’s register of members on Friday, 7 May 2021. Shareholders should read the announcement issued by the Company on 25 March 2021 regarding the closure of register of members and the withholding and payment of enterprise income tax for non-resident enterprises in respect of the proposed 2020 final dividend.

4.

To ascertain shareholders’ eligibility to attend and vote at the annual general meeting, the register of members of the Company will be closed from Monday, 26 April 2021 to Thursday, 29 April 2021 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to be entitled to attend and vote at the annual general meeting, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Friday, 23 April 2021.

To ascertain shareholders’ entitlement to the proposed final dividend upon passing resolution number 2, the register of members of the Company will be closed from Wednesday, 5 May 2021 to Friday, 7 May 2021 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Tuesday, 4 May 2021.

5.

Concerning resolution number 6 above, the Board wishes to state that the Board will exercise the powers conferred thereby to buy back shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The explanatory statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy-back by the Company of its own shares, as required by the Listing Rules, is set out in the Circular.

6.

Concerning resolution number 9 above, the full text of the proposed new articles of association of the Company shown as a comparison against the existing articles of association of the Company is set out in the Circular.

CONTACTING THE COMPANY AND ITS SHARE REGISTRAR

If Shareholders have any questions relating to the annual general meeting, please contact the Company’s share registrar as follows:

Hong Kong Registrars Limited

17M Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Telephone: +852 2862 8555

Website: www.computershare.com/hk/contact

Alternatively, shareholders may contact Ms. Chow of the Company at +852 3121 8888. Personal data collection statement: “Personal Data” in this statement has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”). Your supply of Personal Data to the Company pursuant to this announcement is on a voluntary basis. Where there is any failure to provide sufficient information, the Company may not be able to process your instructions and/or requests. Your Personal Data may be disclosed or transferred by the Company to its subsidiaries, its share registrar, and/or other companies or bodies for any of the stated purposes, and retained for such period as may be necessary for verification and record purposes. You have the right to request access to and/or correction of your Personal Data in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your Personal Data should be made in writing to the Personal Data Privacy Officer of the Company’s share registrar.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.